April 30, 2025

Gregory Willis
Executive Vice President and Chief Financial Officer
Air Lease Corporation
2000 Avenue of the Stars, Suite 1000N
Los Angeles, California 90067

       Re: Air Lease Corporation
           Form 10-K for Fiscal Year Ended December 31, 2024
           File No. 001-35121
Dear Gregory Willis:

       We have reviewed your filing and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2024
Consolidated Financial Statements
Consolidated Balance Sheets, page 66

1. Please disclose total current assets and total current liabilities for all periods presented. Refer to Rules 5-02.3, .8, .9 and .19 through .21 of Regulation S-X.
Consolidated Statements of Operations and Other Comprehensive Income/(Loss), page 67

2. Please include non-operating line items (e.g., interest expense and amortization of debt discounts and issuance costs) below your operating expense line items in your statements of operations. Refer to Rules 5-03.7 through .9 of Regulation S-X.
3. Please remove dividends declared per share of common stock from your statements of operations. Refer to ASC 505-10-S99-1, ASC 260-10-45-5 and SEC Release No. 33-
       10532.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 April 30, 2025
Page 2

       Please contact Suying Li at 202-551-3335 or Rufus Decker at 202-551-3769 if you have any questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services